Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8: No. 333-62780, No. 333-63186 and No. 333-130605 of our report dated March 2, 2006 (June 21, 2006 as to Notes 10, 19, and the effects of the ‘Accounting Changes’ section of Note 2) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to: the adoption of Statement of Financial Accounting Standards No. 123R, Share Based Payment, and the change in method for determining the market related value of plan assets of the Company’s UK defined benefit pension plan from a calculated value method to the fair value method) to the financial statements and financial statement schedule of Willis Group Holdings Limited, appearing in this Current Report on Form 8-K of Willis Group Holdings Limited.

Deloitte & Touche LLP

London, England
June 21, 2006